Exhibit 12

Avery Dennison Corporation

AVERY DENNISON CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Six Months Ended
(Dollars in millions)	June 28, 2014	June 29, 2013	June 28, 2014	June 29, 2013
Earnings:
Income from continuing operations before taxes	$77.1	$109.5	$164.9	$190.6
Add: Fixed charges (1)	22.8	22.4	45.4	42.0
Amortization of capitalized interest	1.0	1.0	2.0	2.0
Less: Capitalized interest	(1.0)	(1.2)	(2.1)	(2.2)
	$99.9	$131.7	$210.2	$232.4
Fixed charges: (1)
Interest expense	$15.6	$14.8	$31.0	$27.0
Capitalized interest	1.0	1.2	2.1	2.2
Interest portion of leases	6.2	6.4	12.3	12.8
	$22.8	$22.4	$45.4	$42.0
Ratio of Earnings to Fixed Charges	4.4	5.9	4.6	5.5

(1)             The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges.  For this purpose, “earnings” consist of income from continuing operations before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest.  “Fixed charges” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.

Certain prior year amounts have been reclassified to conform to current period presentation.